Exhibit 99.2

Deutsche Bank

General Meeting 2017

Extension of the Agenda

After the convening of our Ordinary General Meeting for Thursday, May 18, 2017, in Frankfurt am Main (publication in the Bundesanzeiger (Federal Gazette) on March 29, 2017), Marita Lampatz, Gelsenkirchen, through power of attorney for TRICON Rechtsanwälte (‘attorneys-at-law’) Steuerberater (‘tax consultants’), Munich, Dr. Oliver Krauß and Mr. Clemens Hüber, requested in accordance with § 122 (2) and § 124 (1) Stock Corporation Act, that additional Items be put on the Agenda of the General Meeting and published without delay.

The following Items are therefore added to the Agenda:

Agenda Item 17: Resolution on the appointment of a special auditor to audit the conduct of the Management Board and Supervisory Board in connection with the misleading of the FCA

Ms. Lampatz proposes the following resolution:

“Pursuant to § 142 (1) Stock Corporation Act, a special auditor is appointed to audit the question regarding what conduct during the period from February 4, 2011, to May 31, 2014, (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, led to the result that the Financial Conduct Authority (FCA) in its Final Notice, Reference Number: 150018, dated April 23, 2015, imposed a penalty of GBP 100.8 million on Deutsche Bank due to breach of Principle 11 of the Authority’s Principles for Businesses.

The special audit is to audit the following questions in this context:

1.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, led to the result that the FCA in its Final Notice, Reference Number: 150018, dated April 23, 2015, issued the findings in Number 4.81. to Number 4.96. as “Failure to provide information and providing inaccurate and misleading statements to the Authority”? To be audited, in particular, in this context is the involvement of members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, in the failure to provide the information required for clarification to the FCA (“Report” and “Other Material” within the meaning of the FCA’s Final Notice that the BaFin had provided to Deutsche Bank in August 2013 in connection with the “IBOR misconduct”) and in providing misleading statements to the FCA.

2.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, led to the result that the Financial Conduct Authority (FCA) in its Final Notice, Reference Number: 150018, dated April 23, 2015, issued the findings in Number 4.97. to Number 4.108. as “False attestation to the Authority”? To be audited, in particular, in this context is the involvement of members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, in the submission that took place on March 18, 2011, to the FCA of inaccurate, misleading and false information.

3.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, led to the result that the Financial Conduct Authority (FCA) in its Final Notice, Reference Number: 150018, dated April 23, 2015, issued the findings in Number 4.109. to Number 4.421. as “Failures during the course of the Authority’s investigation”? To be audited, in particular, in this context is the involvement of members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, in the destruction that took place in July 2012 of 482 recordings of telephone discussions.

4.	Were the members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, involved in the developments (action and / or omission) that the FCA specified in its Final Notice, Reference Number: 150018, dated April 23, 2015, as:

•	“Failure to give accurate information to the Authority regarding audio recordings”;

•	“Failure to produce documents in an appropriate timeframe”;

•	Destruction of documents despite the FCA’s preservation notice (“Destruction of documents subject to the Authority’s preservation notice”).

5.	When and in what form were the members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, informed bank-internally that the non-submission of the Report and Other Materials within the meaning of the FCA’s Final Notice, Reference Number: 150018, dated April 23, 2015, would likely be considered a breach of Principle 11 of the Authority’s Principles for Businesses, and how did they react to this?

6.	When and in what form did the members of the Management Board incumbent during the period from February 4, 2011, to May 31, 2014, control which employees and / or exert an influence on which information and / or documents are provided to the FCA?

7.	When and in what form did the members of the Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, control which employees and / or exert an influence on which information and / or documents are provided to the FCA?

Ms. Lampatz proposes that

the Auditor, Tax Consultant

Mr. Thomas Tümmler

Ringstraße 21

58675 Hemer

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Thomas Tümmler cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Dieter Bruckhaus

Am Markt 1

66125 Saarbrücken

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Dieter Bruckhaus cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Gero Hübenthal

c/o Hübenthal & Partner mbB

Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Hastener Str. 11

42855 Remscheid

shall be appointed as Special Auditor.

The Special Auditor can draw on the assistance of professionally qualified persons, in particular persons with knowledge of bookkeeping, accounting, equities and tax law and/or persons with knowledge of the company’s sector.

Reasons:

Ms. Lampatz had last year’s General Meeting Agenda extended to include, among others, Agenda Item 12 “Special audit of claims for damages against the Management Board and Supervisory Board.” Although Ms. Lampatz’s resolution proposal received an approval rating of 46.40% (201,950,732 shares) and was thus rejected by only a small margin, the Management Board and Supervisory Board did not take the General Meeting’s vote on this as reason enough to commission an independent special audit to examine claims for damages.

Against the backdrop of the broad approval at last year’s General Meeting, Ms. Lampatz filed a petition with the Frankfurt am Main District Court for the court appointment of a special auditor to audit the conduct of the Management Board and Supervisory Board, also in connection with providing inadequate and misleading information to the FCA, which led to damages of GBP 100.8 million. The objections raised by the Management Board and Supervisory Board to the special audit requested in these proceedings are essentially of a formal nature, in particular that the special auditors proposed by Ms. Lampatz are not suitable, as there would be legal grounds for exclusion. The Frankfurt am Main District Court sustained the formal objections and, per decision of February 24, 2017, Case No. 3-05 O 152/16, dismissed Ms. Lampatz’s petition. On April 7, 2017, Ms. Lampatz filed a complaint against the decision, which the Frankfurt am Main Higher Regional Court would have to decide on should the District Court not grant her relief.

The conduct of the Management Board and Supervisory Board indicates that they are apparently not interested in having the “serious errors” of the past, which the Chairman of the Management Board of Deutsche Bank, John Cryan, admitted to shareholders in a letter from February 2017, objectively addressed by a special auditor in order subsequently to assert claims to compensation for damages against the responsible persons on the Management Board and Supervisory Board. This is although Deutsche Bank paid several billion U.S. dollars in total penalties for acknowledged, “serious errors of the past”, i.e. for the publicly admitted breaches of duty of the Management Board and Supervisory Board (further information regarding the amounts of the individual fines and the backgrounds to them is given under the Reasons for Agenda Item 18 and Agenda Item 19).

As it is uncertain how the Frankfurt am Main Higher Regional Court will rule on the objections the District Court considered to be of a generally formal nature, but an examination is called for in light of the concrete indications of serious breaches of duty by the Management Board and Supervisory Board in the company’s interest, another Extension of the Agenda is required that takes into account the objections raised before the Frankfurt am Main District Court. In comparison to last year, these proposals for special audits have been restricted in the company’s interests in a prompt special audit to matters in which the facts are available or have been demonstrated on the basis of findings of the investigative authorities and/or in light of the respective statements and admissions of Deutsche Bank that justify the suspicion that improbity or serious breaches of law or the Articles of Association have taken place on the part of members of the Management Board and Supervisory Board.

Should the presently submitted proposals for special audits (Agenda Item 17 to Agenda Item 19) receive the required majority at the General Meeting, Ms. Lampatz intends in such case to withdraw her complaint pending before the Frankfurt am Main Higher Regional Court.

In its Final Notice dated April 23, 2015, in connection with the manipulation of the LIBOR rate, the FCA imposed a penalty of GBP 226.8 million on Deutsche Bank (“Final Notice 2015”). The Final Notice 2015 can be viewed at https://www.fca.org.uk/publication/final-notices/deutsche-bank-ag-2015.pdf. A portion of the penalty imposed by the FCA amounting to GBP 100.8 million was due to breaches (“serious deficiencies”) of Deutsche Bank relating to the FCA’s efforts for a clarification, namely due to

1.	the failure to provide the information required for clarification and the submission of misleading statements to the FCA (“provided inaccurate and misleading information”),

2.	the submission of inaccurate, misleading and false information to the FCA (“false attestation”) and

3.	errors committed during the FCA’s investigation (“failures during the course of the Authority’s investigation”).

The FCA founded its decision on Principle 11 of its regulations (Principle 11 of the Authority’s Principles for Businesses). Pursuant to this regulation, Deutsche Bank must deal with the FCA in an open and cooperative way and must disclose to the Authority all information that the FCA would reasonably expect notice.

At the Annual Media Conference of Deutsche Bank on January 28, 2016, Mr. Cryan confirmed in connection with the Final Notice 2015 that one of the persons it specified is on the company’s Supervisory Board. For this reason, the Management Board according to its own statements allegedly launched an internal investigation.

At last year’s General Meeting, too, Mr. Cryan again confirmed that the Management Board launched an independent investigation relating to the breaches that Deutsche Bank admitted to the FCA of Principle 11 in connection with the non-forwarding to the FCA of specific audit documents from the BaFin’s Libor special audit. Until today, the report of this alleged investigation has not been published. Ms. Lampatz considers the

“self-cleaning power” of Deutsche Bank and its information policy to be inadequate to fully clarify the failings admitted to the FCA as well as the actions and / or omissions taken by the Management Board or Supervisory Board in this connection in the interests of the company and its shareholders. Thus, comparable “internal” investigations in past years have not yet led to any results and were not reported transparently to the shareholders either.

Furthermore, Deutsche Bank’s alleged internal, “independent” investigation only covers the period between August 2013 and February 2014, and it is also restricted to only the “forwarding of specific audit documents from the BaFin’s Libor special audit to the FCA” (“BaFin Matter”). The breaches of duty and failures contained in the Final Notice 2015 are not reduced to the period between August 2013 and February 2014 or to the BaFin Matter. On the contrary, the FCA imposed a penalty on Deutsche Bank that was GBP 100.8 million higher because there were breaches of Principle 11 in the period from February 4, 2011, to May 31, 2014, that related to matters in addition to the BaFin Matter (see Final Notice 2015, Number 4.78 to Number 4.121, pp. 25 to 34).

The review of the conduct (actions and / or omissions) by the members of the Management Board and / or Supervisory Board in connection with the hindering of the authority’s investigation that led to an increased payment by Deutsche Bank to the FCA amounting to GBP 100.8 million is therefore definitely required. According to Deutsche Bank’s own statements the responsibility of the Supervisory Board Chairman, Dr. Paul Achleitner, is to be investigated “internally.” In particular, because Dr. Achleitner is to be re-elected within the framework of the forthcoming General Meeting as Supervisory Board Chairman for the next five years, there is the significant risk of a cover-up of the relevant actions and / or omissions in monitoring the Management Board, which makes an independent investigation necessary by a special auditor appointed by the General Meeting.

Agenda Item 18: Resolution on the appointment of a special auditor to audit the conduct of the Management Board and Supervisory Board in connection with the manipulation of reference interest rates

Ms. Lampatz proposes the following resolution:

“Pursuant to § 142 (1) Stock Corporation Act, a special auditor is appointed to audit the question regarding what conduct during the period from January 2009 to February 2013 (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2009 to February 2013 in connection with the manipulation and / or inappropriate influencing of reference interest rates led to the result that the company,

•	on the basis of the Deferred Prosecution Agreement between Deutsche Bank and the United States of America, provided a payment of USD 625 million to the United State of America,

•	due to the Final Notice, Reference Number: 150018, dated April 23, 2015, provided a payment of GBP 226.8 million to the Financial Conduct Authority (FCA),

•	on the basis of the Order of the Commodity Futures Trading Commission dated April 23, 2015, provided a payment of USD 800 million to the Commodity Futures Trading Commission and / or

•	on the basis of the Consent Order with the New York State Department of Financial Services dated April 23, 2015, provided a payment of USD 600 million to the New York State Department of Financial Services.

The special auditor is to audit the following questions in this context:

1.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2009 to February 2013 led to the result that, within Deutsche Bank, a working organization and a working environment were created and / or were not removed that made it possible for the acting persons in Deutsche Bank to manipulate and / or inappropriately influence reference interest rates (including LIBOR, IBOR, EURIBOR)?

2.	Did members of the Management Board and / or Supervisory Board incumbent during the period from January 2009 to February 2013 know, or should have known, that material duties relating to conduct were breached by employees of Deutsche Bank in connection with the manipulation and / or inappropriate influencing of reference interest rates?

3.	What actions did members of the Management Board and / or Supervisory Board incumbent during the period from January 2009 to February 2013, take or omit to take, to examine internal and / or external indications of a breach of material duties relating to conduct by employees of Deutsche Bank in connection with the possibility of manipulating and / or inappropriately influencing reference interest rates?

4.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2009 to February 2013 led to the result that within Deutsche Bank no adequate reporting and risk management system was established and observed in order to hinder and / or prevent a breach of material duties relating to conduct by employees of Deutsche Bank in connection with the manipulation and / or inappropriate influencing of reference interest rates?

5.

What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2009 to February 2013 led to the result that within Deutsche Bank no adequate audit and investigation systems were established and observed in order to audit and / or investigate a breach of material duties relating to conduct by employees of Deutsche Bank in connection with the manipulation and / or inappropriate influencing of reference interest rates?

6.	When had authorities informed members of the Management Board and / or other employees of Deutsche Bank that the reporting, controls and / or risk management system of Deutsche Bank were inadequate with regard to the reference interest rates and thus that there was misconduct on the part of Deutsche Bank?

7.	Since when did members of the Management Board and / or Supervisory Board incumbent during the period from January 2009 to February 2013 know, or should have known, that authorities had communicated that the reporting, controls and / or risk management system of Deutsche Bank are inadequate with regard to the reference interest rates and thus that there is misconduct on the part of Deutsche Bank?

8.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2009 to February 2013 led to the result that not all sources of information were used within the framework of Deutsche Bank’s internal investigations into breaches of material duties relating to conduct by employees of Deutsche Bank in connection with the manipulation and / or inappropriate influencing of reference interest rates?”

Ms. Lampatz proposes that

the Auditor, Tax Consultant

Mr. Gero Hübenthal

c/o Hübenthal & Partner mbB

Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Hastener Str. 11

42855 Remscheid

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Gero Hübenthal cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Thomas Tümmler

Ringstraße 21

58675 Hemer

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Thomas Tümmler cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Dieter Bruckhaus

Am Markt 1

66125 Saarbrücken

shall be appointed as Special Auditor.

The Special Auditor can draw on the assistance of professionally qualified persons, in particular persons with knowledge of bookkeeping, accounting, equities and tax law and/or persons with knowledge of the company’s sector.

Reasons:

Due to its participation in the manipulation and influencing of interest rates (IBOR, LIBOR, EURIBOR, etc.) in the years 2005 to 2013, Deutsche Bank had to pay in total around USD 2.025 billion in penalties to American authorities and GBP 226.8 million to British authorities:

•	In the Deferred Prosecution Agreement between Deutsche Bank and the United States of America dated April 23, 2015, Deutsche Bank undertook to pay USD 625 million (“DPA”).

The DPA can be viewed at: https://www.justice.gov/sites/default/files/opa/press-releases/attachments/2015/04/23/db_dpa.pdf; Attachment A (Statement of Facts) to the DPA can be viewed at: https://www.justice.gov/sites/default/files/opa/press-releases/attachments/2015/04/23/db_statement_of_facts.pdf.

•	Through the Order of the Commodity Futures Trading Commission dated April 23, 2015, a penalty amounting to USD 800 million was imposed on Deutsche Bank (“CFTC Order”). The CFTC Order can be viewed at: http://www.cftc.gov/idc/groups/public/@lrenforcementactions/documents/legalpleading/enfdeutscheorder042315.pdf.

•	Through Consent Order under New York Banking Law §§ 44 and 44-a, Deutsche Bank undertook to pay a penalty of USD 600 million to the New York State Department of Financial Services (“Consent Order”).

The Consent Order can be viewed at: http://www.dfs.ny.gov/about/ea/ea150423.pdf.

•	Per Final Notice dated April 23, 2015, the FCA imposed a penalty of GBP 226.8 million on Deutsche Bank (“Final Notice 2015”).

The Final Notice 2015 can be viewed at: https://www.fca.org.uk/publication/final-notices/deutsche-bank-ag-2015.pdf.

Due to these penalties, not only has Deutsche Bank’s reputation suffered severely, but Deutsche Bank also incurred significant damages. In particular, the following material violations were identified by the regulatory authorities and / or admitted by Deutsche Bank:

•	The manipulation and inappropriate influencing in particular of the LIBOR and EURIBOR submissions (“Manipulation of LIBOR and EURIBOR submissions);

•	the lack of an adequate reporting, control and risk management system, even after this was identified as deficient by the authorities.

The review of the conduct (actions and / or omissions) of the members of the Management Board and / or Supervisory Board in connection with the matter above is therefore definitely required.

Agenda Item 19: Resolution on the appointment of a special auditor to audit the conduct of the Management Board and Supervisory Board in connection with money laundering in Russia

Ms. Lampatz proposes the following resolution:

“Pursuant to § 142 (1) Stock Corporation Act, a special auditor is appointed to audit the question regarding what conduct during the period from January 2011 to December 2015 (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent from January 2011 to December 2015 led to the result that, in connection with money laundering in Russia, the company provided a payment of USD 425 million to the New York State Department of Financial Services on the basis of the Consent Order under New York Banking Law §§ 39, 44 and 44-a dated January 30, 2017, and / or provided a payment of GBP 163,076,224.00 to the Financial Conduct Authority (FCA) as a result of the Final Notice of the Financial Conduct Authority (FCA), Firm Reference Number: 150018, dated January 1, 2017.

The special auditor is to audit the following questions in this context:

1.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from February 4, 2011, to May 31, 2014, led to the result that the Financial Conduct Authority (FCA) in its Final Notice, Firm Reference Number: 150018, dated January 30, 2017, imposed a penalty of GBP 163,076,224.00 on Deutsche Bank?

2.	What conduct (action or omission) by members of the Management Board and / or Supervisory Board incumbent from February 4, 2011, to May 31, 2014, led to the result that the Deutsche Bank, pursuant to the Consent Order under New York Banking Law §§ 39, 44 and 44-a agreed with the New York State Department of Financial Services on January 1, 2017, to pay a penalty of USD 425 million.

3.	Did members of the Management Board and / or Supervisory Board incumbent during the period from January 2011 to December 2015 know, or should have known, that material duties relating to conduct were breached by employees of Deutsche Bank in connection with money laundering in Russia, as set out in the FCA’s Final Notice, Number 4.1 to 4.82, dated January 30, 2017, and / or in the Consent Order dated January 30, 2017, Number 9 to Number 60, between Deutsche Bank and the New York State Department of Financial Services?

4.	What conduct (action and / or omission) by members of the Management Board and / or Supervisory Board incumbent during the period from January 2011 to December 2015 led to the result that within Deutsche Bank no adequate anti-money laundering program was established and observed in order to hinder and / or prevent money laundering in Russia as set out in the FCA’s Final Notice, Number 4.1 to Number 4.82, dated January 30, 2017, and / or in the Consent Order dated January 30, 2017, Number 9 to Number 60, between Deutsche Bank and the New York State Department of Financial Services?

Ms. Lampatz proposes that

the Auditor, Tax Consultant

Mr. Dieter Bruckhaus

Am Markt 1

66125 Saarbrücken

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Dieter Bruckhaus cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Gero Hübenthal

c/o Hübenthal & Partner mbB

Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Hastener Str. 11

42855 Remscheid

shall be appointed as Special Auditor, or as replacement in the event that the Special Auditor Gero Hübenthal cannot or will not accept such office:

the Auditor, Tax Consultant

Mr. Thomas Tümmler

Ringstraße 21

58675 Hemer

shall be appointed as Special Auditor.

The Special Auditor can draw on the assistance of professionally qualified persons, in particular persons with knowledge of bookkeeping, accounting, equities and tax law and/or persons with knowledge of the company’s sector.

Reasons:

On the basis of a Consent Order under New York Banking Law §§ 39, 44 and 44-a, Deutsche Bank and the New York State Department of Financial Services agreed on January 1, 2017, that Deutsche Bank shall pay a penalty of USD 425 million for its conduct and its violations in connection with the accusations raised against it of money laundering in Russia (“Consent Order”). The Consent Order can be viewed at: http://www.dfs.ny.gov/about/ea/ea170130.pdf. In the Consent Order, Deutsche Bank admits having committed the following violations:

1.	Conducting business in an unsafe and prohibited manner (“conducted its banking business in an unsafe and unsound manner, in violation of New York Banking Law §§ 44, 44-a”),

2.	failing to establish an effective and compliant anti-money laundering program (“failed to maintain an effective and compliant anti-money laundering program, in violation of 3 N.Y.C.R.R. § 116.2”) and

3.	failing in its bookkeeping (“failed to maintain and make available true and accurate books, accounts and records reflecting all transactions and actions, in violation of New York Banking Law § 200-c”).

Per Final Notice dated January 30, 2017, Firm Reference Number: 150018, the Financial Conduct Authority (“FCA”) imposed a penalty on Deutsche Bank of GBP 163,076,224.00 in connection with the accusations of money laundering in Russia (“Final Notice 2017”). The Final Notice 2017 can be viewed at: https://www.fca.org.uk/publication/final-notices/deutsche-bank-2017.pdf.

In its Final Notice 2017, the FCA identified the following violations of Deutsche Bank, which essentially correspond to the accusations of the New York State Department of Financial Services (see Final Notice 2017, p. 24 f.):

1.	Failed to establish an effective and compliant risk assessment system;

2.	failed to establish an effective and compliant anti-money laundering program.

These admitted and / or identified “serious errors” of the past, too, are to be examined objectively by a special auditor.

Frankfurt am Main, April 2017

The Management Board